M A R 2023 M A R 8 2 0 2 2 Exhibit 99.2 Earnings Report

Enric Asunción Jordi Lainz Matt Tractenberg Co-Founder & Chief Chief Financial Officer VP, Investor Relations Executive Officer Q4 & FY 2O22 EARNINGS REPORT 2

Forward-Looking Statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this presentation other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding Wallbox’s future operating results and financial position, business strategy and plans, market growth and objectives for future operations. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “”target,” will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses as an early stage company; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives; Wallbox’s ability to successfully manage its growth; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to health pandemics including those of COVID-19; losses or disruptions in Wallbox’s supply or manufacturing partners; impacts resulting from the conflict between Russia and Ukraine; risks related to macro-economic conditions and inflation; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; as well as the other important factors discussed under the caption “Risk Factors” in Wallbox’s Post- Effective Amendment No. 3 to Wallbox’s Registration Statement on Form F-1 (File No. 333-260652) filed on September 28, 2022 and Wallbox’s Registration Statement on Form F-3 (File No. 333-268792 ) filed on December 14, 2022, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this presentation. Any forward-looking statement that Wallbox makes in this presentation speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise. This presentation includes certain financial measures not presented in accordance with International Financial Reporting Standards (“IFRS”). These financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to financial measures reported under IFRS. Reconciliations of these historical non-IFRS measures to the most directly comparable IFRS measures are provided in the Appendix. A reconciliation of the Company’s Adjusted EBITDA and [free cash flow] to the most directly comparable IFRS financial measure cannot be provided without unreasonable efforts and is not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including adjustments that are made for future changes in the fair value of cash-settled share-based payment liabilities; foreign exchange gains/(losses) and the other adjustments reflected in our reconciliation of historical non-IFRS financial measures, the amounts of which, could be material. 3

E A R N I N G S R E P O R T What We’ll Cover Today 2022 Review Q4 Recap Cost Reduction Program Financial Review 2023 Market Outlook Q&A

2022 At a Glance

21
New Countries

Nissan
Polaris
Fisker
Uber
Lyft

City Electric
Svea Solar & Ikea
Napa Auto Supply.

ENI, EDF, BeCharge, Atlante, and Iberdrola

New Barcelona factory
allowing us to ship our new DC public charger, Supernova

New United States factory
to provide products for the North American market

+ Ramping Up

ACQUIRED

ARES Electronics
Leading PCB supplier

COIL
North American installer

As of 9/30/22

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F UL L Y E A R F I N A N C I A L H I G H L I G H TS 1 FULL YEAR REVENUE OF 2O22 GROSS MARGIN OF €147M 4O.5% DESPITE NEW PRODUCTS WITH DRASTICALLY DIFFERENT FINANCIAL 1OO% GROWTH PROFILES, CUSTOMERS, AND OVER 2O21 MARKET DRIVERS 1. Gross margin is defined as revenue less changes in inventory, raw materials and other consumables used, divided by revenue. 6

Q4 FINANCIAL HIGHLIGHTS

Q4 REVENUE OF

€37.3M

GREW BY 44%

ON A YOY BASIS

Q4 GROSS MARGIN OF

35.7%

- SUPERNOVA CONTINUED TO RAMP UP
- EXPECTING SUPERNOVA GEN 2 IMPROVED MARGIN PROFILE
- COST ENGINEERING PROGRAMS PROGRESS, CAN ALLOW FOR IMPROVED MARGINS

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Q 4 F I N A N C I A L H I G H L I G H TS 1 Revenue Growth + + + + + + 133% 425% 7OO% 185% 117% 76% FRANCE ITALY ISRAEL SPAIN BELGIUM N.A. +104% AsiaPac & 360% LATAM (both of which are early in EV transition) 1. Q4 ’22 over Q4 ‘21 8

Q 4 F I N A N C I A L H I G H L I G H TS 1 Geographic Mix – Revenue 66% EUROPE 25% 6% U.S. APAC 3% LATAM 1. As a percentage of total Q4 2022 Revenue 9

Q 4 F I N A N C I A L H I G H L I G H TS 1 Portfolio Breakout 15% SOFTWARE & SERVICES 72% HOME CHARGING 13% FAST CHARGING 1. As a percentage of total Q4 2022 Revenue 10

Q 4 H I G H L I G H TS Units Breakout 1 UNITS SOLD AC UNITS QUASAR DC UNITS IMPACTED BY EV DOUBLED ALMOST TRIPLED DELIVERY RATES 1. Q4 2022 11

National Electric Vehicle Infrastructure Standards and Requirements Names Wallbox as one of the few who has made the necessary investments to help drive this initiative. More than 3OO units on order, potentially representing more than $3O million dollars. 12 12

1 National Electric Vehicle Infrastructure Standards and Requirements

Names Wallbox as one of the few who has made the necessary investments to help drive this initiative.

More than 300 units on order, potentially representing more than $30 million dollars.

2 Production Ramping Up

Up to 20,000 units of both Supernova and Hypernova combined.

Pipeline currently exceeds several thousand units and continues to grow.


wallbox

13 wallbox

National Electric Vehicle Infrastructure Standards and Requirements

Names Wallbox as one of the few who has made the necessary investments to help drive this initiative.

More than 300 units on order, potentially representing more than $30 million dollars.

Production Ramping Up

Up to 20,000 units of both Supernova and Hypernova combined.

Pipeline currently exceeds several thousand units and continues to grow.

Douglas Alfaro as Chief Business Officer

As General Manager of our North American business, grew NA to our largest geography.

Now directing growth globally.


CCS

14

1

National Electric Vehicle Infrastructure Standards and Requirements

Names Wallbox as one of the few who has made the necessary investments to help drive this initiative.

More than 300 units on order, potentially representing more than $30 million dollars.

2

Production Ramping Up

Up to 20,000 units of both Supernova and Hypernova combined.

Pipeline currently exceeds several thousand units and continues to grow.

3

Douglas Alfaro as Chief Business Officer

As General Manager of our North American business, grew NA to our largest geography.

Now directing growth globally.

4

Commercial wins and partnerships

BYD: arguably the world's largest EV manufacturer

Sam's Club: will soon carry Pulsar Plus in 50 stores across the US

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Bidirectional CCS charging requires acceptance and approval from the OEMs Acceptance by one often leads to others. Looking to build momentum. 16

A large transportation + Bidirectional and logistics provider, CCS charging Chargers, SIRIUS, our commercial requires energy management application, acceptance and services in Europe. and approval from the OEMs A major OEM brand + Has selected Wallbox as their preferred provider of hardware as they expand their EV offerings. Acceptance by one often leads The conversations to others. we’re having and Looking to build opportunities we’ve won momentum. give us confidence in our strategy 17

FINANCIAL REVIEW

Cost Reduction Program

Expect reduction of approximately €50 million in Opex and Employee Benefits

A focus on preservation of cash, profitability, and exceeding market growth

Areas impacted by cost reductions predominantly have longer term horizons,

Intent to drive profitability through the business almost a year earlier than originally planned. We anticipate break-even adjusted EBITDA in the fourth quarter of this year, and positive adjusted EBITDA on a full year basis in 2024.

10% *adjusted EBITDA margins mid-term*[1]

20% *adjusted EBITDA margins long-term*[1]

1. Target margins

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F I N A N C I A L R E V I E W 1 Regional Mix Diversification 25% NA, 66% EMEA, Overview 6% APAC, 3% LATAM Gross Margins Resilient 2 in the face of continued component shortages 3 Q4 Adjusted EBITDA Loss of €29.1M Driven by lower revenue and gross margins, and higher headcount costs 4 Yearly Adjusted EBITDA Loss of €88.3M With a plan to reduce this by more than half in 2O23 Jordi Lainz Chief Financial Officer 19

F I N A N C I A L R E V I E W 1 Cash $43M €16M €15M 2 sale of ordinary shares Loan proceeds working capital expansion ~ ~€9OM €9OM & €44M cash and equivalents available long-term debt 1. As of December 31 2022 |2. Gross Proceeds 20

F I N A N C I A L R E V I E W CapEx Q4 FULL YEAR 2022 2023 FORECAST €7M €36M €26M of PP&E. of PP&E. of PP&E. 21

+ Customer preferences + More accessible public charging infrastructure + More affordable vehicles + Government subsidies + Sunsetting ICE vehicles + New EV capacity coming online. + Exciting partnerships + New product introductions + New customer verticals + New geographies + A focus on cash conservation and profitability 22

SUMMARY & LOOKING FORWARD

2023 Outlook

€35 to 40M Q1 REVENUE FORECAST

€240 to 290M FULL YR REVENUE FORECAST

33% Q1 YOY GROWTH [1]

80% YOY FULL YR GROWTH FORECAST [1]

Flat SEQUENTIAL Q1 GROSS MARGIN

38% FULL YR GROSS MARGIN FORECAST

[1]At midpoint of range

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M A R C H 2 O 2 3 Q4 & FY Earnings Report

FINANCIAL OVERVIEW 1 Consolidated Statement of Profit or Loss – EUR Y E A R E N DED Q U A R T E R E N D E D Unaudited, in € 000’s 3 1 D E C E M B E R 3 1 D E C E M B E R 2022 2021 Q4 2022 Revenue 71,579 146,971 37,305 Change in inventories and raw materials and (44,253) (87,485) (24,002) consumables used Employee benefits (29,666) (87,590) (22,472) Other operating expenses (91,555) (43,405) (26,741) Amortization and depreciation (18,890) (8,483) (6,833) Net other income 1,844 656 (606) Operating Loss (136,705) (53,572) (43,349) One off expenses - 8,046 - Employee Stock Option Plan 2,455 31,401 6,826 Amortization and depreciation 18,890 8,483 6,833 Other income & expense (656) (1,844) 606 Adjusted EBITDA (88,258) (35,245) (29,084) 1. See slide 29 for definitions

FINANCIAL OVERVIEW Cash & Cash Equivalents Y E A R E N DED Unaudited, in € 000’s 3 1 D E C E M B E R 2022 2021 83,308 113,865 Cash and cash equivalents Financial Investments (1) 5,158 56,982 Cash, cash equivalents and Financial Investments at 31 December 88,466 170,847 1. Financial Investments are included in Other Current Financial Assets

FINANCIAL OVERVIEW Investments and Long-term Borrowings Y E A R E N DED Unaudited, in € 000’s 3 1 D E C E M B E R 2022 2021 Investments in Property, plant and equipment and Intangible Assets 36,262 20,945 Property, plant and equipment Intangible assets - excluding R&D (salaries capitalized) 9,431 7,978 Total Investments in Property, plant and equipment and Intangible Assets 45,693 28,923 Total Loans and Long-term Borrowings 44,359 17,577

Definitions and Disclosures 1 “Adjusted EBITDA” is defined as loss for the year before depreciation and amortization, income tax credits, and financial income and interest expense further adjusted to take account of the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These non-cash and other items include, but not are limited to; change in fair value of convertible bonds and derivative warrants, share listing expenses, foreign exchange gains and losses, share based payments expense and other one-off expenses/income related to special operations. Operating loss consists of Wallbox’s revenue and other income less changes in inventories and raw materials and 2 consumables used, employee benefits, other operating expenses and amortization and depreciation. 3 Wallbox’s revenue consists of retail sales of charging solutions for EVs, which includes electronic chargers and other services. 4 Gross Margin is defined as revenue less changes in inventory, raw materials and other consumables used. 5 Other operating expenses primarily consist of professional services, marketing expenses, external temporary workers expense, delivery expense, insurance premiums and other expenses, including leases of machinery with lease terms of 12 months or less and leases of office equipment with low value, including IT equipment. D E F I N I T I O N S